Exhibit 99.1
March 1, 2010
Mr. Taylor Reid
Oasis Petroleum
1001 Fannin, Suite 202
Houston, Texas 77002

Re:	Oasis Petroleum
Estimated Reserves and Revenues
SEC Pricing
“As of ” December 31, 2007
Dear Mr. Reid:
Oasis has requested that we prepare an alternative price case for the original report dated January 15, 2008. This alternative case represents the SEC Pricing on December 31, 2007. Using this alternate case pricing, we have prepared estimates of future reserves and projected net revenues for interests in certain oil and gas properties under contract to purchase by Oasis Petroleum (Oasis), with an effective date “As of ” December 31, 2007. The properties of interest are located in the Williston Basin in North Dakota and Montana. All net revenue projections were prepared utilizing the SEC Pricing model.
Our conclusions, as of December 31, 2007, are as follows:

	Proved - Net to Oasis Petroleum
	Proved Developed		Proved	Total
SEC Flat Case	Producing	Non-Producing	Undeveloped	Proved
Reserve Estimates
Oil/Cond., Mbbl	3,058.0	208.5	777.6	4,044.1
Gas, MMcf	981.6	101.5	155.9	1,239.0
Gas Equivalent, MMcfe	19,329.9	1,352.2	4,821.5	25,503.6

Revenues
Oil, $(97.7) %	270,239,625	18,421,148	68,716,523	357,377,312
Gas, $(2.1) %	6,046,842	625,050	960,523	7,632,417
Other, $(0.2) %	714,912	0	0	714,912
Total, $	277,001,406	19,046,201	69,677,039	365,724,688

Expenditures
Ad Valorem Tax, $	0	0	0	0
Severance Tax, $	27,395,328	2,030,772	6,580,773	36,006,875
Direct Operating Expense, $	63,163,020	2,954,690	14,478,367	80,596,070
Variable, $	10,019	481,198	0	491,217
Total, $	90,568,367	5,466,660	21,059,141	117,094,156

Investments
Other, $	0	626,938	15,617,182	16,244,119
Total, $	0	626,938	15,617,182	16,244,119

Estimated Future Net Revenues(FNR)
Undiscounted FNR	186,433,031	12,952,603	33,000,719	232,386,281
FNR Disc. @ 10%	101,746,766	7,085,119	14,063,363	122,895,227

Allocation Percentage by Classification
FNR Disc. @ 10%	82.8%	5.8%	11.4%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications
Purpose of Report — The purpose of this report is to provide Oasis and its financial advisors with a projection of future reserves and revenues associated with certain oil and gas interests currently owned by Oasis.
Scope of Work — W.D. Von Gonten & Co. was engaged by Oasis to independently estimate and project the future reserves and revenues associated with interests in certain oil and gas properties.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unexcavated prices and costs. Revenues based on escalated product prices may be reported in addition to the current pricing case. Probable reserves are prohibited from use for SEC reporting purposes and should be excluded from such filings.
The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.
The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.
Projections — The attached reserve and revenue projections are on a calendar year basis, with the first time period being January 1, 2008 through December 31, 2008.
Reserve Discussion
Reserve estimates for the Producing properties were based on a combination of 1) Extrapolation of Production History and 2) Volumetric Calculations. The remaining Nonproducing and Undeveloped reserves were necessarily estimated using volumetric calculations and/or analogy to nearby production. The top three valued fields of the proved producing value are discussed below.
Target Field — The Target Field represents the highest valued field and includes ten producing wells with one salt water disposal well. The field is located in Roosevelt County, Montana and produces from the Ratcliffe formation. Current production rates are approximately 340 BOPD and 120 MCFPD. Additionally, there is one PUD location in this field. Reserve estimates for the field were based on a combination of volumetric calculations in conjunction with the extrapolation of production histories.
Harding Field - The Harding Field is the second highest valued field. It is located in McKenzie County, North Dakota and produces from the Ratcliffe and Mission Canyon formations from ten wells with one salt water disposal well since 1985. Current production rates are approximately 165 BOPD and 114 MCFPD.
Red Bank Field - The Red Bank Field has the third highest value. Like the Target Field, it is also located in Roosevelt County, Montana and produces from the Ratcliffe formation. There are four producing wells and one salt water disposal well. Current production rates are approximately 164 BOPD and 38 MCFPD.

Oasis Petroleum, March 1, 2010, page 2

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.
Product Prices
The estimated revenues shown herein were based on the flat prices of $96.00 per barrel of oil and $7.16 per MMBtu of gas which represents the December 31, 2007 SEC Pricing.
A basis differential has been applied to each property to account for the difference between prices actually received at the wellhead and historical NYMEX prices. These differentials account for transportation, geographical differentials, quality adjustments, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.
Oasis has entered into contracts to fix the oil price differential between the wellhead price received and the NYMEX price. The current contract is -$5.00 / bbl for sweet crude and -$9.00 / bbl for sour. The 2008 forecasted volumes are 34% sweet and 66% sour. This results in a weighted average differential of -$7.63 / bbl. We have applied this differential to all properties.
A comparison of the last five months of revenues from the profit and loss statements verifies the -$7.63 / bbl differential.
All prices have been held constant throughout the life of the properties.
Operating and Capital Costs
Operating costs utilized in this report were estimated from monthly per field lease operating expense data for the time period of July 2007 through November 2007.
Capital costs, necessary to perform workovers, and/or remedial operations, were estimated and provided by Oasis. These costs were estimated from actual recent work in the areas or actual AFE’s. W.D. Von Gonten & Co. found the estimates to be reasonable.
All operating and capital costs have been held constant throughout the life of the properties.
Other Considerations
Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with these properties were NOT supplied by Oasis for the purposes of this report. We have assumed the “rule of thumb” that the costs necessary to abandon the properties are equal to the salvage value of the surface and subsurface equipment. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.
Additional Costs — Costs were not deducted for general administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall review. The revenues and present worth of future net revenues are not represented to be market value either for individual properties, or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties

Oasis Petroleum, March 1, 2010, page 3

included in this report. Our fees are based on hourly expense, and are not related to the reserve and revenue estimates produced in this report.
Thank you for the opportunity to assist Oasis with this project.

Respectfully submitted, William D. Von Gonten, Jr., P.E. TX #73244

Oasis Petroleum, March 1, 2010, page 4